Filed by United Rentals, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings Inc.

(Commission File No.: 001-33485)

United Rentals

Moderator: Michael Kneeland

4/19/2012—2:00 PM ET

Confirmation # 1574892

United Rentals

Moderator: Michael Kneeland

April 19, 2012

2:00 PM ET

Operator:	Good afternoon, ladies and gentlemen, and thank you for participating in the United Rentals company-wide conference call. This call will commence with opening comments followed by a question-and-answer session. If anyone should require assistance during the conference, please press star then zero on your touchtone telephone. At this time, I’d like to turn the call over to Mr. Michael Kneeland, Chief Executive Officer. Mr. Kneeland, you may begin.

Michael Kneeland:	Thanks, Operator, and I would say good afternoon and good morning for those of you who are still on the West Coast. You know, here with me today in the room are several members of management, but Bill Plummer, our Chief Financial Officer; on the phone is Matt Flannery, the EVP of Operations and Sales; and, of course, Joe Dixon, our Senior Vice President of Sales.

We also have on the phone Paul Seculer, who is District Manager in Southern Florida, and we’ve got some information to share with you today, but before I hand it over to Paul to talk about safety, I thought I’d summarize just a few things around the merger for both URI and RSC. We’re going to hold our stockholder meeting on April 27th to approve the transaction, and we plan to close on April 30th.

We will move immediately into integration, and what you’ll hear from Matt is what we call Day One. This is a moment for the four months that we’ve been planning, and Matt will discuss. It’s been a very intense process, and a lot of work, a lot of heavy lifting, has been ongoing ever since we made the announcement.

All of our employees, which is really impressive, as Bill goes into the numbers in a moment, all of our employees, all of you, have kept your eyes completely focused on the customer. You haven’t been distracted, and, you know, we’re just coming off just a great quarter, and I want to congratulate everybody.

And as a result we’re in a great position when we kick off the integration. RSC as well. They did the same thing. Hats off to them because they remain focused, as well, around their customer.

So we have strong teams lined up at the starting gate to lead our corporate and field operations. You’ve seen some of the announcements on what we call L1, L2, Level 1 and Level 2 management that we communicated to not only you but also to RSC. And both teams include talent from both organizations, as you can see in the e-mail.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

Now, one of the areas the two companies can really help each other, which is really, as we start every meeting out, is on safety — to achieve a zero recordable rate in our safety performance. We both have good safety records, and we have a lot of programs underway.

But I think that when we combine both organizations, we’ll be able to really drive some real good focus and some best practices around driving that down. So I’m happy to report that for the first quarter our recordable rate was 1.12, which, in reality, is just about half of where we were a year ago. So, again, I congratulate everybody on the call.

This is where I kind of — you know, this is where it’s important, because it’s one thing for me to say it, it’s another thing for the management team and the employees, all of you, to actually do it. I want to introduce Paul Seculer, who is the District Manager, as I mentioned, from the South Florida district. Paul has been with us for three and a half years. We asked Paul to join us on the call because he and his employees in his district truly live a culture around safety every day.

Just so that you know, the South Florida district won the award for the top safety performance district in 2011 with 243,000 hours logged in without a recordable.

So I’d like Paul to share with the Company what safety means for him and his team. So, Paul, would you please take it away?

Paul Seculer:	Thank you very much, Michael. As a district manager at United Rentals, I feel the most important thing I do every day is to make sure everyone on our team goes home in the same condition they came to work in.

The way we (audio break) safety in the Southeast Region is not just about a number or having weekly or monthly safety meetings. We decided to take it a step further and make it personal. And what I mean by making it personal is in the past we taught to example by wearing our PPE. Between various meetings and going over and over about PPE, we still had instances of people not wearing the correct PPE.

So we sort of changed the message up by making it more personal. I would like (audio break) call, as long as you’re not driving, just take a second and close your eyes. Now, imagine, see the world you live in complete darkness; never being able to see your parents again or never seeing your children grow up, hitting a ball, doing a dance recital, or watching them graduate.

When we talk to our teams about this, and when we talk to make safety personal like this, we instantly go blind, and that’s the message we were driving to drive. I would like to mention another change we made to make safety more personal. All the stores now have family boards up near their time clocks or in their break rooms. The boards have posted their loved ones on them, and above the board is a simple message — “Don’t do safety because somebody told you to do it, do it because the loved ones at home expect you to come home at the end of every day in the same condition you went to work in.”

The safety buy-in from all the team has been so positive that now businesses vendors know that when they come to one of our stores to work, walk around, they need to have and wear the correct PPE or someone will quickly tell them and stop them and make sure they put it on.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

In finishing, I would like to challenge everyone on the call to make safety personal to them, and if you see one of your teammates in the future working without their glasses on, maybe on their head or on their desk, stop them and remind them of this call and the safety and what the damage it could do to their eyes. And, remember, it only takes a second for an accident to happen but a lifetime to regret it.

Thank you, Michael, for allowing me to talk about safety.

Michael Kneeland:	Thanks, Paul, I appreciate it. Again, 243,000 hours logged in without a recordable. So congratulations, Paul, to you and all your team members inside your district — a great performance.

The merger, as I mentioned, is going to give us the tools and insights to take us to the next level, and I find that to be very exciting. And I also want to get the dialog going about safety as we roll out town hall meetings, once we consummate the acquisition and the merger of RSC. So for now let’s keep it going, keep on the progress, and moving along the way we’ve been — you know, the progress we’ve made. We’re (inaudible) one, we can do it, I can feel it, and I know this team can deliver on it.

So as we go over to the first quarter results, it was a great quarter for us. All the regions had phenomenal growth. I’m not going to go into detail. The one thing I will tell everybody on the call is our market is showing promise. We had about a 6 percent increase in non-res construction spending, both public and private. That’s the first time I can report that in a long, long time. Six percent, you know, coming off a bottom, you know, regardless of what the number is, we’ll take it.

Equally as important is the Architectural Billing Index, which is a really leading indicator of what’s going to happen down the road. Anything over 50 is considered to be growth and positive. Well, I’m happy to report that the ABI for construction industrial spending has been up over 50 for the last seven months. And it reported the ABI for last month was at 56, which is a very healthy number.

So — our future is looking brighter, and when you take a look at the combination of the two organizations, again, just a lot of excitement and the opportunities that’s going to exist.

So I’m going to stop there, and Bill’s area is to cover the financials, so over to you, Bill.

Bill Plummer:	Thanks, Mike. Good morning and afternoon to everyone, and let me just reiterate Mike’s comments about the strength of the quarter. It was a very strong quarter and also reiterate his thanks to all of you for making that happen. And when I say strong quarter I mean strong in almost every aspect of our business, whether it’s top line growth, rental rate management, cost performance, return, capital investment, everything was strong. And if you’ve watched the stock price over the last couple of days, you’ve seen the market react very, very favorably to what we reported.

What did we report? Rental revenue up 15.5 percent — or, excuse me, 20.5 percent — don’t short-change us, Bill — 20.5 percent year-over-year for rental revenue growth; $89 million more revenue this year in our rental line of business than last year — just tremendous. That’s $89 million of growth is more than a lot of rental companies do in the entire year — so a tremendous effort there.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

It was driven by both the rate improvement and time utilization improvement and, oh, by the way, on a larger fleet. Rental rates were up 6.3 percent over the prior year, a very robust performance relative to previous quarters.

Time utilization was an eighth record in a row. For the first quarter, we did 62.3 percent, and that was a record for the first quarter in the history of the Company, and I’ve been saying that for eight quarters in a row. So, again, great performance in improving our utilization, improving our efficiency as a company. That was up 120 basis points, 1.2 percentage points better than the prior year. And that’s even more impressive when you consider that our fleet was up 16 percent over the prior year, on average.

So a bigger fleet, and we’re driving better utilization of that fleet. It doesn’t get much better than that.

So all of that’s great news on the rental revenue line. We had another great performance on the used equipment line as well. We sold $147 million of original cost equipment as used in the quarter; realized $76 million in proceeds from it and did it at a 38.2 percent margin on those used sales. Again, a tremendous performance all down the line, heavily influenced by the fact that we sold the majority of that equipment, roughly, 68 percent of it, through our own retail efforts. So we didn’t have to use brokers, we didn’t have to use auctions, we didn’t have to use sales to vendors, and that’s a great result for what we want to do with our used sales.

And then profitability, just to top everything off — record profitability — $231 million of adjusted EBITDA in the quarter — a record; 35.2 percent adjusted EBITDA margin in the quarter — a record; $0.17 EPS, earnings per share, on a fully diluted basis in the first quarter. I can’t say that’s a record because I haven’t seen the records that far back, but it certainly is a tremendous improvement over where we normally are in the first quarter.

Normally, as a company, because of the seasonality, we have a loss in the first quarter. Indeed, last year we had a loss of about $0.32 in the first quarter, but we had a profit of $0.17 earnings per share on a GAAP basis, Generally Accepted Accounting Principles, but if you adjust out all of the special items related to the acquisition and certain other items, we delivered $0.36 per share EPS in the quarter, and that’s just a tremendous result.

So thanks, all of you, for that. Thank you for the strong performance on managing the fleet. We spent $390 million on new fleet in the first quarter. That’s a huge spend that early in the year, and it’s consistent with the path that we’re on towards spending north of $1 billion on new fleet this year as a standalone company.

A tremendous start, we got the fleet in, we put it on rent, that’s great, and now we’re well positioned for the season as it builds throughout the spring and summer. So — great results there, you know, just all down the line, a great performance.

I think I’ll stop there, but, again, thank you, all, for the great work, for staying focused, and at this point I guess I’ll turn it over to Matt for some comments on the regions and other business conditions. Matt?

Matt Flannery:	Great, thanks, Bill. And good afternoon, everybody, and good morning to those of you on the West Coast.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

As you all know, the close of the RSC transaction is less than two weeks away, so I wanted to provide you all with an update — some of the things that are going on to get us ready for Day One, or April 30th. Some of you may not realize how many people are working behind the scenes. We have over 100 people from both companies broken out into 14 functional teams covering every area that you folks deal with on a daily basis from sales to finance to our (inaudible), our go-to-market strategy, your day-to-day operational best practice. We have people looking into the different systems from RSC and United. They have a system called SPIN, very similar to Workbench, and we want to look at ways that we can take the best of both organizations and weave them into one so that when you folks hit the ground running on Day One, you’ll have the best tools to serve our customers.

Well, these team members are supported by 25 sub-teams, and that’s what makes up the 100-plus people working on this integration process. And these folks have been working extremely long hours helping us get ready for Day One while they continue to do their day jobs. So — we all owe them a round of applause for the hard work they’re doing.

Some of the things that the teams have completed are they’ve prepared detailed playbooks for every function of the — functional area. So that when you folks are answering the calls on Day One, you’ll know exactly how to handle it.

Let’s use an example of if RSC customer shows up at a United Rental store with a compressor, and we’re not even merged on the same system yet. The teams have thought through all these little nuances and how you can accommodate the customer so that we can make this transition seamless for them. We don’t want to tell them to go down the road to another store, we just want to say, “We’ll take care of that for you, sir,” and we’ll do all this work behind the scenes.

So the HR directors are working on harmonizing our policies and procedures and, fortunately, they’re not too far off, but we want to make sure that everybody knows what the rules are for the new company, the new United Rentals.

And then probably the biggest area and the area that so many of us depend on and take for granted is the IT work that’s going on. Dale and his team, as well as the IT folks at RSC have been working very hard, and we expect that within 60 days of close of the deal, we’ll be able to get us all on one system.

We will be using United Rentals’ WIN system. The two systems are very similar but, as you could imagine, we’ve each tailored them to our own needs. So the IT team is doing a tremendous amount of work to get things ready for Day One, such as total control. We’re going to move to Salesforce.com from a sales perspective to replace our salesforce management system.

So there’s just a tremendous amount of work these teams are doing to make sure that you folks can take care of your customers.

One of the other things we’ve been working on is taking the best of people. And you’ve all heard already that we’ve got our senior leadership team. Mike sent an announcement out a while back, and then more recently last week he sent out the corporate VP and director teams. So we’re almost complete with that process. But I just wanted to say how encouraged I am that Juan Corsillo and David Ledlow are joining the senior management team. They are two great leaders from RSC who, as you see from the first quarter, just like you folks helped us turn in a great quarter, they led their teams to a great Q1 as well. So I can’t wait to get us all working together.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

And if you noticed on the RVP announcement, we’re going to have a great representation from both companies — all seven of United Rentals RVPs, as well as Paul McDonald, the VSCP of Transpower and HVAC will remain with the organization. And we’re adding seven VPs from RSC. Five of them will be running regions, one will be running the Canadian portion of the Northwest Region, and Pat Lowry was one of the RVPs that’s going to be the VP of our new tool division, and there will be more to come on that.

So we’ve just got great representations from both companies, and I just wanted to let you all realize that that’s one of the key principles, the guiding principles, we decided early on in this deal — is that we’re going to best of people, the best of procedures so that we can ensure that we’re going to be the best of company.

One of the things I need you all to make sure you’re doing, and Mike may have mentioned it earlier — is make sure that your personal info in PeopleSoft is accurate, because we’re going to be sending a lot of communication to your homes, and there will even be a little surprise commemorative item sent to your home from Mike. We want to make sure it gets to you so please ensure that your personal info in PeopleSoft is accurate.

So — there are just a few more steps — those are just a few steps we’re taking to create the United Rentals, and I hope you folks are as excited as I am. But it’s not going to be a totally smooth road. We’re going to have potholes along the way, and there are going to be things that come up day to day. You’re going to get frustrated in the gap between what we call Day One, which will be April 30th when we close the deal in a few weeks, and then GoLive, whether that’s June 15th, June 9th, or July 1st. And GoLive is when we’re all on the same system.

There’s going to be challenges for you folks, and we ask you all to be patient and make sure you make these challenges invisible to the customer and make sure that you all keep your teams focused on the task at hand — operating safely and making sure our customers have a great experience with the new United Rentals.

So, with that, I’m going to turn it over to Jonathan Gottsegen to give you an update on the legal procedures and the process of the structure of the deal. Jonathan?

Jonathan Gottsegen:	Thank you, Matt, and good afternoon, everyone. We wanted to share with you a quick update on the legal process since we held our last all-employee call in January. At a very high level, we received approval from the U.S. antitrust authorities on January the 20th. We then received approval from Canada on February 14th. Three weeks later, on March 9th, we sold some debt into the marketplace to be used to pay down some of RSC’s debt and to pay for some of the funds owed to RSC stockholders when we close.

Two weeks later, on March 23rd, the SEC completed its review, which allowed both United Rentals and RSC to initiate a process to call a meeting of stockholders and to solicit votes. Both our stockholders and RSC stockholders are required to vote on the transaction and each, as you’ve heard, each is having a meeting on April 27th.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

In our case, and without getting into too much detail, we are very pleased with where things stand, but it’s not done until it’s done. If you own shares through the 401k or otherwise, you should feel free to participate and to vote, and you should know that voting is confidential.

So, once again, the stockholders meet one week from tomorrow. The voting is then tabulated and confirmed. And then you’ll see a press release from us and a separate press release from RSC announcing the vote.

Over the weekend of the 27th, our lawyers will organize multiple documents, and on Monday the 30th, after we dot our i’s and cross our t’s, you’ll see a joint press release announcing that we’ve closed the transaction.

So long story short, we are 11 days away from Day One, from our start as the newly combined company. I think we’re over to a sales update to Joe Dixon.

Joe Dixon:	Thanks, Jonathan. Good afternoon and good morning to everyone. I, like everyone else, want to thank everyone for a fantastic first quarter and what everyone contributed to Operation United and to our key account program. Our national accounts delivered $196 million in revenue in the first quarter. That was up 24 percent over prior first quarter a year ago, and it now represents 38 percent of our rental revenues.

But the key thing is, our key account program delivered $300 million in revenue in the first quarter, and that was up 22 percent, and that was outstanding performance both from the NANSANS (ph) and the assigned account program. Key accounts now represents 58 percent of our rental revenues.

And we had some great success stories in the first quarter, and I’m just going touch on a couple of them, but I want to thank the team out in California especially because of what they’ve done with PG&E Corporation. They have over 376 locations in those markets out there. In 2011, they did over $7 million with us, and then in the first quarter alone they did $2.7 million, and they’re on track to do over $10 million with us this year, thanks to the team on the West Coast.

Another major victory was what we’ve done with PCL. PCL, as you know, was based in Evanton, Alberta, but they have 29 offices across North America, and they’re the seventh largest construction company in North America. They did almost — they did $2.7 million with us in the first quarter as well, and they’re on track to do over $10 million this year.

We had a lot of other great success stories including the accomplishments we made with the Bocker (ph) win, with the major onsite that we’d started in Tennessee, and we’re having great success there. But there’s one other one on the West Coast that has really taken off, and that’s Molly Court (ph), and I want to pay special thanks to our Las Vegas DM, Tom McCotter; and branch manager, Dan Smerz; OSR Adam Jensen. And then our HVAC OSR, Greg Larson. All of these people helped bring together Operation United to drive almost $700,000 alone in the first quarter. And we’re just getting ramped up on this major project.

So I could go on and on with major wins, but it’s all a result of our people and what we’ve done across every market, and it’s hard for me to pick the success stories because we have so many going on across the country.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

So I thank all of you for your efforts. I look forward to what we’re going to do the remainder of the year, and, once again, I appreciate everything that you’ve done.

So I’m going to pass it on to Ned Graham, who is now going to give us an update on FAST. Ned?

Ned Graham:	Thank you very much, Joe. I’d like to say good afternoon and good morning to those on the call. I’d like to start by thanking everybody on the call and many others in the organization for the tremendous effort that’s been put forth that really brings success to the FAST project.

Today we have 421 branches that are live on FAST. I’m pleased to report that 337, or 77 percent of those are on full FAST. Most encouragingly, I can report that we have 111 locations that are currently sharing dispatch duties between them.

Over the next 60 days, the FAST team will continue to focus on deploying full FAST in the remaining 84 stores so by the time we get to Day One, we should be fully deployed on full FAST throughout the organization.

I am also pleased to report that the FAST team has taken a look at the training program that we’ve used throughout the organization, and they’ve updated and streamlined that program so that the remaining 84 locations can get the benefit of what we’ve learned over the FAST project to date, and we’re better prepared to rapidly deploy FAST through the RSC locations.

I am also pleased to report the coming of a major system enhancement to support central dispatch. Next Friday, we will launch a new part of the FAST system, which will allow for same-day auto assign for working across multiple branches in a central dispatch area. This will be a big impact for central dispatch.

Lastly, the FAST team is working on a new plan to integrate the RSC locations into the system as quickly and as easily as we can. And we intend to have that ready for Day One.

So, with that, I’ll turn it back to Michael.

Michael Kneeland:	Thanks, Ned, I appreciate it. So there’s a lot, as you heard, underway. But I want to hear from you. I want to see what’s on your mind and — you know, this is the last time that we’re going to be a standalone United. The next phone call we’re going to have is going to be the new United with a combination of both United and RSC on the phones, which ought to be an exciting call as well.

So, Operator, can you explain how to open it up for Q&A?

Operator:	Certainly. Ladies and gentlemen, if you have a question at this time, please press star then 1 on your touchtone telephone. If your question has been answered, and you would like to remove yourself from the queue, please press the pound key.

Michael Kneeland:	Any takers?

Operator:	One moment for our first question.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

And our first question comes from the line of Anthony Valentino.

Anthony Valentino:	Michael, how are you doing today?

Michael Kneeland:	Good, how are you?

Anthony Valentino:	Fabulous, thank you.

Michael Kneeland:	Great.

Anthony Valentino:	I was curious — is this an acquisition or a merger?

Michael Kneeland:	Well, it is technically, by operation, it is an acquisition, but the way in which we are approaching it is similarly what we’ve done with our other acquisitions is merging the two companies together. Looking at the best processes and the best people and so that we can get, you know, one and one is more than two.

Anthony Valentino:	Thank you. And so is the United staying?

Michael Kneeland:	Are you talking about the name?

Anthony Valentino:	Yes, have we made a decision on that or — ?

Michael Kneeland:	No, and that’s a great question, Anthony. You know, on the branding, our name is going to remain United Rentals. But, to me, brand is much bigger than just a name. And it goes along with our vision and where we are and, you know, what we want to be. What do we want to project out there to our customers, shareholders, and, most importantly, to all of you, the employees?

And the way in which we’re doing that is we’re actually getting information. We’re holding some town hall meetings where we’ve had various members of both sides get together. I think just this week there was, like, 50 of them that got together out in the West Coast. And I know they’ve got more scheduled yet this week or beginning of next week with information, good thoughts, good ideas. And then when we go to our customers, then we’re going to some shareholders, then we’re going to go to our Board to have understanding.

And it’s too early to tell. I don’t know what will come about as far as, you know, coloring, there’s tagline, you know, and to reinstitute a new vision statement. But I think it’s appropriate for us to just take a pause for a moment, because we are going to be so big. We’re changing our Company, we’re changing the industry, let’s take a moment and take a look at, you know, what’s our brand? What do we want, as a company, our brand to symbolize? And that’s where we are.

So timing, you know, I’m not in a footrace. I’m not looking to do this thing where you can rush out and make a decision and — boom — that’s done. I want to have time to get input from the appropriate stakeholders.

So we’ll keep you informed as we go. The name is going to stay United Rentals.

Anthony Valentino:	Well, thank you very much.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

Michael Kneeland:	Yes.

Operator:	Thank you. Our next question comes from the line of Paul Michalski. Your question, please.

Michael Kneeland:	Hey, Paul.

Paul Michalski:	Hey, Michael, how are you?

Michael Kneeland:	Good.

Paul Michalski:	Congratulations on the quarter.

Michael Kneeland:	Thank you. You, too.

Paul Michalski:	Thank you. So I’ve been trying to keep myself current on what’s going on with natural gas drilling, because with Marcellus Shale in the East, it’s very important to our business. And what I’ve learned is that there’s a lot of companies out there that are converting a part of their fleet over to be powered by natural gas. Companies such as UPS, AT&T in Connecticut, and recently Navistar partnered with Clean Energy Fuels to add natural gas fueling stations for their trucks. And they’ve identified 98 locations to add and have an agreement with the pilot stations to operate these natural gas fueling stations mostly in the Southeast.

And so the other day I was driving into work, and I was following a waste management truck, and it had painted on the back of it, “Fueled by clean burning natural gas.” And I was wondering does United Rentals have any plans of using clean, abundant, and inexpensive natural gas in their fleet someday?

Michael Kneeland:	Well, I think all the above — check, check, and check. Yes, I think that we need to make sure that, as you know, Paul, our fleet and our equipment and also our trucks are fungible. They go from location to location from time to time. We have to make sure that there’s enough stations out there.

I think it’s appropriate for us to look at it. You know, you’re going to see our sustainability report come out probably within the next several days. It’s very comprehensive and everyone will get a copy of what we’re doing as an organization. And we’re not done, because it’s really on a journey.

And, yes, I’ve been reading the same articles and — I get a truck magazine, and I’m thinking — some of you may or may not know I’m also sitting on a Board of a trucking company. And that topic has come up, and so I’m trying to see what kind of results they’re getting before I can come with a conviction and say, “Let’s go for it.”

Paul Michalski:	Okay, great.

Michael Kneeland:	Thank you.

Operator:	Thank you. Once again, if you have a question at this time, please press star then 1.

Michael Kneeland:	If you don’t have a question, I think we’ve got some that came in. So, Donna, would you read the first one off?

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

Donna:	Certainly. This came from John Marshall out of Mechanicsburg, PA. How soon will RSC customers be integrated in Rental Man (ph), and how will that be handled? Matt, can you help with that?

Matt Flannery:	Yes, I’ll take that one, Donna. As I had mentioned earlier about the IT GoLive, that will happen sometime in June is what we’re surmising. When we do that, the RSC customers are going to show up in red in our system. So think about the magenta color that we have for our strategic accounts and our national accounts.

Well, if we have an ABC electric customer that’s in red, and an ABC electric customer that’s in blue, that means that we haven’t had the opportunity to get the pricing in line for both customers — for the customer, so that we can merge the accounts. And we’ll continue to keep them separate that way so each store needs which one to use until we get a chance to re-price the customer, and we’ll merge it when the customer is ready to have one account. But to answer your question directly, you will see the RSC customers as soon as we go live, and you’ll see it in red.

Operator:	Thank you. We do have a few more questions from the phone lines now if you’d like to take them.

Michael Kneeland:	Yes.

Operator:	Our next question comes from the line of Troy Hatfield. Your question, please.

Michael Kneeland:	Hey, Troy.

Troy Hatfield:	Good morning, everybody. This is coming from a branch level as a senior service representative, and my question is, I guess, concerning integration of the employees from RSC into United. How is that going to affect us at the branch level as far as bringing people onboard or cutting people loose?

Michael Kneeland:	Matt, you’re closer. Do you want to take that, or do you want me?

Matt Flannery:	Yes, certainly. So if you look at the entire landscape of United Rentals and RSC combined, we’re going to take out less than 10 percent of the headcount of the entire combined organization. So that’s number one, and that’s not going to happen right away.

I will say the transactional positions — and I hate to say, because I’m one of those folks, that there will be a higher portion of that in corporate and management than there will in field areas.

All I know is in spending time with the RSC folks, I know they’re awfully busy, and I know that our teams are awfully busy. So in the instance where we may merge a branch — there are some instances where we literally have branches across the street — if we pick one of those facilities and house both, we can merge those branches. That doesn’t mean a large loss of employees. The real estate costs then alone is a huge help to our synergies. But I don’t want to say that we won’t lose any employees.

If you’re in the bottom 10 percent of what you do for a living, then there is some risk there, I do want to tell you that. But if you’re in the top 90 percent of what you’re doing for this organization, you should be in real good shape.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

Troy Hatfield:	Okay. Is it going to be kind of branch dependent on how much income is coming into the branch as opposed to how many employees they’re going to be able to take on?

Matt Flannery:	So this won’t change the way that we’ll look at our business metrics and our service metrics than we would have as a standalone company. Right when business is real slow, we’ve got to look at, unfortunately, layoffs. We used to have to do a lot of that back in the end of 2008 and 2009. We haven’t had to do much of that in a while.

So I’m looking at RSC’s quarter, and I’m looking our quarter — the only way we’ll have to do layoffs is if we do a poor job of merging those two branches together when we do merge branches. If we can keep serving those customers, and we keep all that equipment in the market or even grow the market, we may need more employees.

So — as Mike said earlier, we want to make one plus one equal more than two. We don’t do that by shrinking down our presence in the market.

Troy Hatfield:	Right. Okay, well, I want to thank you all very much for your time and effort and keeping us busy and just keep up the good work, gentlemen, thank you.

Matt Flannery:	Thanks for giving us an opportunity to answer your question that I know was on a lot of people’s minds.

Troy Hatfield:	Yes, you bet, thank you.

Michael Kneeland:	I agree, thank you.

Operator:	Thank you. Our next question comes from the line of Mike Sovay. Your question, please.

Michael Kneeland:	Hey, Mike.

Shane Wilson:	Hello, yes. Actually, the last question kind of answered our question. We are here at a very high-volume branch and basically surrounded by eight RSC stores and was just wondering how that would affect, with the acquisition, being boxed in stores like ours. How would that be affected?

Matt Flannery:	I’ll take that one, Mike. And, I’m sorry, who was this asking the question?

Shane Wilson:	Actually, I’m Shane — Shane Wilson.

Matt Flannery:	Hey, Shane.

Michael Kneeland:	I knew you weren’t Mike, because I know Mike’s voice. How are you doing?

Shane Wilson:	Yes, yes, we’re sharing the same phone. We’re in the St. Rose branch.

Matt Flannery:	I know exactly where you are and know exactly what you look like. I’ve been to your branch recently, as we all have, as you can recall, and it has been one of our flagship branches for United Rentals, and that is not something that we have any desire to lose, whatsoever.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

Shane Wilson:	Okay.

Matt Flannery:	So I understand the concern. Once again, the goal here is to see how you branches can work together. Now, does that mean you’re going to go all the way up and deliver things all the way out, you know, an hour an a half away that you used to if there’s an RSC branch right there? Not if we can do it quicker and easier for the customer there.

But, once again, you guys are handling a lot of volume. The RSC folks aren’t, you know, parking under bridges during the middle of the day. They’re swamped, and they’re running 70 percent-plus time as well. We’re going to need the resources for all of those people. So I would not worry about St. Rose going away. We’re in need of our large stores at United Rentals, by the way. That’s a question that some other people have asked me as well. Does that answer your question, Shane?

Shane Wilson:	Yes, oh, yes, thank you.

Matt Flannery:	Okay, so now you owe me some good gumbo the next time I come down.

Shane Wilson:	(chuckles) Certainly.

Operator:	Thank you, our next —

Michael Kneeland:	Matt, you had some good gumbo when you were down there.

Matt Flannery:	Yes, I know. I want some more (chuckles).

Operator:	Thank you. Our next question comes from the line of Philip Johnson. Your question, please.

Michael Kneeland:	How are you doing? Take it off mute. Are you there?

Operator:	Philip Johnson, your line is open. You might have it on mute.

Michael Kneeland:	I think we have one more —

Operator:	Our next question comes from the line of Jim Mathers. Your question, please.

Jim Mathers:	Yes, good afternoon, Michael. How are you?

Michael Kneeland:	I’m doing great.

Jim Mathers:	A question on UR data. I know there’s myself as well as many others are very interested and excited to get a look at total control. However, I’m just curious where that positions UR data in our future? That’s still a very lively tool that produces some very interesting intelligence for us on our customers. I was curious where that might sit in the mix.

Joe Dixon:	Mike, this is Joe. Can I take that one?

Michael Kneeland:	Go ahead.

Joe Dixon:	Okay. Hey, Jim, how are you?

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

Jim Mathers:	I’m great.

Joe Dixon:	We are going to utilize total control for some of our major accounts, but we are going to continue to utilize UR data. It’s a great tool, as you well know. We have a lot of customers on it, and we intend to teach and train the RSC reps on how to utilize UR data as we will our reps on total control.

Jim Mathers:	Great. Okay, thank you, Joe.

Joe Dixon:	You’re welcome.

Operator:	Thank you. Our next question comes from the line of Rick Russell. Your question, please.

Michael Kneeland:	Hey, Rick.

Rick Russell:	Hey, good afternoon, Mike, Matt. Hey, I have more of just comments versus any questions. And, first off, hey, I want to thank Joe for the kind words on PG&E. Our team of Ron Groth (ph) and myself, they’ve done a tremendous job with growing the PG&E business, and I want to thank you for your support. We couldn’t have done it without your support to offer the assets that we need.

Unidentified Participant:	(inaudible).

Rick Russell:	And second off — well, thank you. Second off, how exciting is these times? It’s very exciting, and I’m looking forward to it. And I just want to thank the management team for doing what they’re doing and all the hard work that’s going on so that we can combine these two companies and create something special for the future and for the years to come. And I just wanted to throw that out there and just wanted to personally thank you for that.

Michael Kneeland:	Well, thank you. I appreciate it — those very kind words. But, you know, this is a team effort, and, you know, we couldn’t have done it if we weren’t prepared to take them on and to absorb them into our system if it wasn’t for the changes that we incurred over the last several years, but we’re ready. And they’re ready, and I’m very excited about the combination of two great companies coming together, which I think is a historic moment. And it’s, by any stretch of the imagination, put aside the rental concept — any two companies coming together with the order of magnitude that we’re talking about is just historic. Thank you.

Rick Russell:	You’re quite welcome, and thank you.

Michael Kneeland:	Yes.

Operator:	Thank you. Our next question comes from the line of Wyatt Wiggins. Your question, please.

Wyatt Wiggins:	(inaudible) how are you guys doing?

Michael Kneeland:	Good.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

Wyatt Wiggins:	I’m sitting here with my service department right now, and we were wondering or inquiring about the integration of the fleet. If you can shed some light on that — what to kind of expect on Day One as far as their fleet and our fleet coming to us and will we provide it with their service records or the way they do service. From a service standpoint as well as the sales standpoint and the question that’s been generated here at the branch?

Michael Kneeland:	Matt?

Matt Flannery:	So, Wyatt, specifically about — I would answer your first question like most United people is how can I get some more fleet, right? So you probably asked it from that perspective, if I’m guessing right.

Wyatt Wiggins:	That’s very correct, yes.

Matt Flannery:	Okay, well, what we’re going to try to do is the first thing that we want to do is whether it’s RSC whose got an order that they can’t fill, or United that’s got an order that we can’t fill a branch, we want to try to task the order first, because we are going to have to operate on our own systems for quite some time — probably about 45 days would be the minimum. So we’re going to need to try to task the deal.

If there is an instance where you just need 6K for each for it to package with a bunch of other pieces, you wouldn’t want to give that customer a separate invoice. Then we’re going to do in the zero dollar or a $1.00 re-rent to each other. And we’ll have a specific account in the playbook that’s telling you how you guys will do that. This will all be laid out in the operations playbook that’s part of the work that the integration team is doing.

Wyatt Wiggins:	Okay.

Matt Flannery:	As far as the service records, once we go live then all the service records — once we go live, and we merge the two systems, then you’re going to have the same visibility to any RSC piece of equipment and the history that you have today. If that’s wrong, Dale will correct me by e-mail, and I’ll let you guys know. But I’m pretty sure that all that history is going to be able to be merged over.

Wyatt Wiggins:	Okay, yes. (inaudible) I know in the past, as many sales reps come across the service of United Rentals’ equipment really propels our new sales market because we’re able to provide that through them, and we know we have plans in place to make sure we’re paying that service.

Matt Flannery:	We’re not stepping back, because we’re going forward.

Wyatt Wiggins:	Pretty much answered my question. I appreciate it.

Matt Flannery:	All right, thanks, Wyatt.

Michael Kneeland:	Thanks.

Operator:	Thank you. Our next question comes from Phil Johnson. Your question, please.

Michael Kneeland:	Hey, Phil.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

Bill Schwamm:	Hey, Matt, this is Bill Schwamm (ph) sitting across the table from Phil Johnson. Mike has made several comments about the size of our company and how we’re going to grow. Exactly how many — not exactly, but about how many branches and how many employees and how much fleet will we end up with when it’s all over and done with?

Matt Flannery:	Bill, we’ll have about — almost 1,000 branches when we merge. We’ll have over 12,000 employees, and almost $7 billion worth of OEC. So when we talk about something special, and the words get thrown around like game changer, I think those numbers put it in perspective just how special this is. And we don’t want to stop there, we want to go forward.

Michael Kneeland:	Let me give you another staggering number. When I was meeting with one of the vendors and we were talking about aerial lifts. And I said, you know, we have a very large fleet. And I said to quantify it, you know, when the merger is completed, we’re going to have about 110,000 aerial lifts. And I thought he was going to — he went into shock, I think, for a moment, because he never thought of it that way. But for those of you who are in the aerial side of the business, that’s a staggering amount of equipment.

Bill Schwamm:	Thanks for sharing that information with us, Matt.

Matt Flannery:	No problem, Bill.

Operator:	Thank you. Our next question comes from the line of Stacy Canchola. Your question, please.

Stacy Canchola:	Good morning. My question is I’m an outside (inaudible), and I cover areas two or three hours away from my home office there. When I’m out on a job site, and a customer of ours has a piece of RSC equipment and wants me to work on it, how am I supposed to track my time until the systems are integrated?

Matt Flannery:	So we may not be able to be as accurate for that five, six-week gap we have before GoLive as we want to be. But it’s — we’ve done this with other acquisitions that we’ve done, you know, and it’s no different for if we had just acquired a company in your market and not this large acquisition in every market. We’re going to need to take care of the customer. We’re going to give you a district captain or a single point of contact that your service dispatcher or branch manager or service manager, whoever dispatches the calls will call and say, “Hey, your customer needs this fixed. I just want to make sure you don’t have somebody on this already or on the way.”

Because we all know customers. They know they might have somebody coming, but if they see you right there, they’re going to grab you, too. So we just want to make sure that we’re not stepping on each other from that perspective, but we’re not going to say, “No, sir, I can’t work on that.” We’re all one company. You’ll have the ability to work on that piece of equipment.

StacyCanchola:	Okay, that’s all I needed to know, thanks.

Matt Flannery:	Great question, thanks.

Operator:	Thank you. I am not showing any further questions in the queue at this time.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

Michael Kneeland:	Just — you know, there came a question that came across — how soon will the RSC customers be integrated into Rental Man, and how will that be handled? Matt, do you want to take that?

Matt Flannery:	I think we touched on that one earlier. Where they’ll come in as —

Michael Kneeland:	Here is the other question, Matt. Will United Rentals employees be able to rent equipment at RSC at the discounted rate and vice versa?

Matt Flannery:	We will after GoLive. Up until GoLive, I’m going to ask to keep it clean and simple that we — by the way, our re-rent — our employee re-rent policy is the policy that’s going to stay for the new company. We’ve already made that decision. So you folks are all very familiar with it. It’s a little bit different than RSC. So we’ll get those folks used to it as well.

But we’re going to ask that before we get everybody on the same system that we not, for personal use, we don’t rent equipment from the RSC stores for the 45 days or so that until we get on GoLive. After GoLive, we’ll merge all the fleet, it will all be in one system, and we’ll stick with our employee rental policy.

Michael Kneeland:	Thanks, Matt.

Matt Flannery:	Yes.

Michael Kneeland:	Operator, are there any more calls — any more?

Operator:	I’m not showing any further questions from the phone lines at this time.

Michael Kneeland:	Okay. I just — all these comments and questions are great ones, and, you know, particularly about how do I do a specific task? You know, like, how do I service their equipment or how do we share a fleet back and forth. You know, ask those questions. Those are great questions.

If you would, could you please e-mail them to me. You’ve got my e-mail. You could put it to mjk@ur.com or urideas, and it helps us ground ourselves to make sure that we have looked at things, you know, holistically.

We have had a lot of individuals, as Matt mentioned, deep inside the organization look at and talk about all the processes. Am I going to tell you we’re going to be perfect? No. Are we going to stub our toe? Probably. So to the extent that you’ve got questions that you can help us be better and think this through, please don’t be shy. Please forward them, because these are really important questions, and it may not be, you know, earth-shattering, but, really, it hurts the customer, and we have to make sure that we capture that.

So — I’m just going to conclude by saying that going back to what Bill said and Matt and, you know, the results that we posted is phenomenal. This is our last call as the old United Rentals, the standalone. Going forward, we will be the newco, and that’s called new company, and, you know, we are — I’m very excited and very, you know, I look at the opportunities that exist. You know, I think about where this company has come from, where we’ve been, what we’ve gone through.

United Rentals

Moderator: Michael Kneeland

4/19/2012 - 2:00 PM ET

Confirmation # 1574892

We’re got a big, huge year ahead of us. Forget about just having the RSC. We’re looking at $1 billion — $1 billion — of fleet. That’s a phenomenal amount of money, and the eyes of the world will be watching us as will our competitors around every corner to see that we make success out of the RSC and United. And we are making history, all of us — every one of us on this call and everyone inside of our branches.

At the same time, we’re managing the business in a new kind of construction cycle. Typically we see residential first and then non-res, and this is kind of the flip side of that.

And I want to leave you with a point that we made on the call with investors yesterday is that we make all of our decisions at the corporate level that wouldn’t have as much impact unless you, the branch and our sales teams, put your weight around those decisions. So how we go about this, what we do, how we think — what you do is very important to us. You are executing our strategy. It’s not me, it’s not Bill, it’s not Matt, it’s not Craig, it’s you. And you living up to your promise for the exceptional service that we’ve been supplying our customers, which really is the heart of our value proposition and what makes us United, what makes us different.

And so I want to thank you for staying focused. I commend you on the results, and we’re going to wrap up the call and make sure that we’re ready for Day One. Look forward to our call and please look for e-mails, because there’s going to be a lot of communication coming to you very shortly on some new micro sites on, you know, communications, on how to do this and what we’re talking about. And just so the information flow is fluid as opposed to the rumor mill. So be looking forward to the communications that we send out there over the coming weeks.

Again, thank you, have a great day, and be safe.

Operator:	Thank you, ladies and gentlemen, for your participation in today’s conference. This does conclude the program. You may now disconnect. Good day.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder approvals required for the proposed transaction; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements. The foregoing list of factors is not exhaustive.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of RSC Holdings common stock will be made pursuant to a registration statement on Form S-4 and joint proxy statement/prospectus forming a part thereof that the SEC declared effective on March 23, 2012. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the definitive version of the joint proxy statement/prospectus and other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.